Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to rules 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published the “Special on-site Inspection Report regarding the 2020 Operating Results of China Southern Airlines Company Limited by China International Capital Corporation Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

16 April 2021

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

SPECIAL ON-SITE INSPECTION REPORT REGARDING THE 2020

OPERATING RESULTS OF CHINA SOUTHERN AIRLINES

COMPANY LIMITED BY CHINA INTERNATIONAL CAPITAL

CORPORATION LIMITED

Subject to the Administrative Measures on Sponsorship of Securities Issuance and Listing, Guidelines for Continuous Supervision of Listed Companies of Shanghai Stock Exchange and other relevant laws and regulations, China International Capital Corporation Limited (hereinafter referred to as “CICC” and “Sponsor”), as the sponsor that is performing the continuous supervision of China Southern Airlines Company Limited (hereinafter referred to as “China Southern Airlines” or the “Company” or the “Listed Company”), conducted a special on-site inspection as China Southern Airlines recorded a loss in 2020 and its operating profit decreased by more than 50% compared with the corresponding period of last year. The report is as follows:

I.	Basic information of the on-site inspection

(1)	Sponsor

China International Capital Corporation Limited

(2)	Date

8 April 2021

(3)	Inspector

Long Hai (龍海)

(4)	Inspection technique

After observing the decline in the operating results of China Southern Airlines in 2020, the sponsor conducted an on-site inspection, during which the inspector studied and analyzed the reasons for the decline in 2020 annual results by collecting and reviewing the changes in operating results and the impact of the pandemic on listed companies in the same industry and analyzing relevant files.

II.	Changes in 2020 annual results of China Southern Airlines

(1)	Change in results

			Unit: million

Items	2020	2019	Percentage of change
Operating revenue	92,561	154,322	-40.02%
Operating costs	94,903	135,668	-30.05%
Taxes and surcharges	330	348	-5.17%
Selling expenses	5,248	7,923	-33.76%
General and administrative expenses	3,989	4,040	-1.26%
Research and development expenses	367	352	4.26%
Finance expenses	2,993	7,460	-59.88%
Add: Other income	4,179	4,084	2.33%
Investment income, net	-401	225	-278.22%
Operating profits	-15,641	3,202	-588.48%
Total profit	-15,186	4,070	-473.12%
Net Profit	-11,820	3,095	-481.91%
Net profit attributable to the owner of the Company	-10,842	2,651	-508.98%

(2)	Reasons and analysis of change in results

1.	The force majeure factor of COVID-19 pandemic imposes a great impact on the Company’s operating results in 2020.

Since the beginning of 2020, the COVID-19 pandemic has spread globally, resulting in a sharp drop in the global travel demand of passengers and a significant impact on air passenger transport. In the face of the impact of the pandemic, despite that the Company actively responded to the call of the national pandemic prevention and control policy, adjusted its business strategy in time, reduced some flights, and lowered the impact of the pandemic on production and operation by optimizing capacity allocation, reducing operating costs and expanding other business income channels, the pandemic still had a significant impact on the Company’s operations. In 2020, the Company’s operating revenue, total transportation turnover and other production indicators declined sharply compared with the corresponding period, while the fixed expenses such as aircraft depreciation, management expenses and financial expenses accounted for a relatively high proportion of airlines’ operating costs and expenses, which impacted the Company’s profitability to a certain degree under the pandemic.

2.	The impact of the pandemic on the Company’s operating results was gradually alleviated.

Since the second quarter of 2020, with the pandemic gradually under control throughout the country, the Company has mastered the recovery pace of the passenger transport market, made efforts to increase passenger transport revenue, seized the opportunity of freight revenue increase, greatly reduced costs, actively revitalized resources and comprehensively strived for policy support while ensuring pandemic prevention and control, so as to ease the Company’s operating pressure. In 2020, the Company’s operating results has improved with the pandemic gradually under effective control throughout the country.

				Unit: million

Items	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Operating revenue	21,141	17,823	26,386	27,211
Operating profits	-7,732	-4,568	1,079	-4,420
Net profit attributable to the shareholders of the listed company	-5,262	-2,912	711	-3,379
Net cash flow from operating activities	-8,238	3,793	8,422	5,072

Based on the above table, since the second quarter of 2020, the Company’s operating results has gradually recovered compared with the first quarter of 2020. In January 2020, the Company’s operating revenue was less affected by the pandemic, which led to higher operating revenue in the first quarter of 2020 than in the second quarter of 2020. In the second, third and fourth quarters of 2020, the Company’s operating revenue increased steadily, and the net cash flow from operating activities also turned to positive, which was RMB3,793 million, RMB8,422 million and RMB5,072 million respectively.

III.	Issues and suggestions for the Listed Company

The Company is principally engaged in airlines operations, which is largely affected by public health events, traffic control, international oil prices, exchange rate fluctuations and changes in domestic and overseas macroeconomic environment. The sponsor recommends that the Company pays continuous attention to the aforementioned factors which may have a great impact on the Company’s results in daily operations, actively formulates countermeasures, further optimizes the Company’s business and financing structure, and constantly enhances the Company’s capability to resist risks and sustain profitability.

IV.	Whether there are any matters required to be reported to China Securities Regulatory Commission (CSRC) and Shanghai Stock Exchange

Based on the relevant requirements under Article 26 of the Guidelines for Continuous Supervision of Listed Companies of Shanghai Stock Exchange, the sponsor needs to conduct a special on-site inspection if the Listed Company records a loss or its operating profit decreased by more than 50% compared with the corresponding period of last year, and the on-site inspection report is required to be reported to Shanghai Stock Exchange.

V.	Cooperation between the Listed Company and other intermediaries

After publishing its 2020 annual results, the Listed Company maintained good communication with the sponsor. During the on-site inspection, the Listed Company provided necessary files, materials and related information in time, actively cooperated with the sponsor, and provided necessary conditions and convenience for the sponsor’s on-site inspection.

VI.	Conclusion of the on-site inspection

By virtue of this on-site inspection, the sponsor believes that China Southern Airlines recorded a loss and a decrease in operating profit by more than 50% compared with the corresponding period of last year was mainly caused by the force majeure factor of COVID-19 pandemic. The Company has taken active measures to alleviate the negative impact of the pandemic and reduce related loss.

The sponsor will constantly follow and supervise the future operating results of China Southern Airlines in a diligent and conscientious manner.

China International Capital Corporation Limited

16 April 2021